[redacted]

14047150

SECURI ON

Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

CVM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marta Hansen 973-394-4282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/21/14

OATH OR AFFIRMATION

I, Marta Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crystal D Schultz
Notary Public of New Jersey
No. 2312547
My Commission Expires August 17, 2014

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2013

pwc

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2013

NYLIFE
Distributors

NEW YORK LIFE Investment
Management LLC

NYLIM Center
169 Lackawanna Avenue
Parsippany, NJ 07054

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

February 27, 2014

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Gentlemen:
Enclosed for filing pursuant to Exchange Act Rule 17a-5, are two (2) copies of NYLIFE Distributors LLC's audited Financial Statements and Supplementary Information for the year ended December 31, 2013.

We respectfully request that said filing be afforded Confidential Treatment. In this regard, we have enclosed two (2) copies of NYLIFE Distributors' December 31, 2013 audited Statement of Financial Condition, which has been bound separately pursuant to the Exchange Act Rule 17a-5(e)(3).

Sincerely

Marta Hansen
Director – Financial Operations

Enclosures

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2013

Page(s)

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Report of Independent Auditors

To the Board of Managers and Member of NYLIFE Distributors LLC:

We have audited the accompanying financial statement of NYLIFE Distributors LLC (the "Company"), which is comprised of the Statement of Financial Condition as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYLIFE Distributors LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2014

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2013

(In thousands)

Assets		
Cash and cash equivalents	$	33,964
Investments in affiliated mutual funds - at fair value		19,509
Receivable from affiliated mutual funds		11,911
Receivable from unaffiliated mutual funds		10,108
Federal income taxes receivable from New York Life Insurance Company		3,690
Receivable from affiliates		609
Deferred distribution costs, net of accumulated amortization of $24,845		23,580
Other assets		364
Total assets	$	103,735
Liabilities and Member's Equity		
Payable to affiliates	$	38,639
Accounts payable and accrued liabilities		14,707
Deferred income taxes		4,744
Total liabilities		58,090
Member's equity		45,645
Total liabilities and member's equity	$	103,735

Note 1 - Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds, including the MainStay Funds, Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund, pursuant to various distribution agreements with the funds. The Company also provides services to non-affiliated mutual funds that are investment options in employee benefit plans administered by an affiliate. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

Note 2 - Basis of Presentation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 3 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2013, such short-term investments consisted of commercial paper of multiple issuers carried at its cost which approximates a fair value, of $25,999.

Investments
The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value, as reported. Realized gains and losses are computed by the specific identification method and are reported in net realized investment gains in the accompanying Statement of Operations

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with the sales of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from distribution and service fee revenues and from CDSC fees. The

deferred sales commissions are evaluated for impairment as of the Company's year end, and during the year. At December 31, 2013, the Company's impairment analysis did not result in any impairment to this asset. Deferred Sales Commissions are included in deferred distribution costs in the accompanying Statement of Financial Condition.

Deferred Distribution Costs
Certain mutual fund distribution costs, principally commissions paid to brokers, are capitalized when paid and amortized over four to six years. Fees that contractually recoup the deferred costs, primarily 12b-1 fees are received over six to eight year period.

Other Assets
Other assets consist primarily of prefunding of commissions with our Administrator, Boston Financial Data Services and payments made to FINRA for Registered Representative licensing fees.

Distribution, Service, and Redemption Fee Revenues
The Company earns distribution, service and redemption (CDSC) fees pursuant to the terms of various agreements with several affiliated mutual funds, as well as non-affiliated fund families, to reimburse the Company for the costs of marketing and selling fund shares and servicing funds. The fees are generally determined as a percentage of the client assets outstanding and include amounts earned from providing shareholder servicing, including recordkeeping or administration. CDSC fees received from shareholders of affiliated mutual funds upon redemption of their shares are recorded as revenue as of the trade date of the related mutual fund share redemption. Amounts received and receivable from related parties are described in Note 6 – Related Parties.

Management's determination of whether revenue should be reported gross based on the amount paid by the funds or net of payments to third-party service providers is based on management's assessment of whether the Company is acting as principal or is acting as an agent. In making this assessment, the company considers whether it acts a principal, has risk or rewards in the transaction or acts as an agent or broker with compensation on a commission or fee basis. Based on our assessment of the criteria above, distribution cost and service fees are recorded on a gross basis.

Other Fees
Other fee income consists primarily of platform fees from our Affiliate NYLIM Service Co.

Concession Revenues
Concession amounts are earned over time as clients hold affiliated mutual funds, and are recorded on an accrual basis based on a percentage of client assets outstanding.

Commissions and Network Fees Expenses
When the Company enters into arrangements with broker-dealers or other third parties to sell or market affiliated mutual fund shares, commissions and trails are accrued as amounts are owed. These amounts are included in Commissions or Network fees on the Statement of Operations, including amounts for shareholder administrative services. Amounts paid and owed to related parties are described in Note 6 – Related Parties.

Service fees from Affiliates
Affiliated service fees are recorded on an accrual basis based on the terms of the agreements with affiliates, as described in Note 6– Related Parties.

Other Comprehensive Income ("OCI")
Under U.S. GAAP accounting rules, items of OCI primarily includes foreign currency translation balances, unrealized gains on available for sale securities, amortizations of defined benefit plan prior service costs, and others. The Company has no such items and has reported no amounts under the caption OCI on the Statement of Operations.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. The Company did not have any uncertain tax positions as of December 31, 2013.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against

the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Fair Value Measurements
For fair values of various assets refer to Note 5 – Fair Value Measurements

Business Risks and Uncertainties
Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets. The continued threat of terrorism both within the United States and abroad, the ongoing military and other actions and heightened security measures in response to these threats, and international tensions between the United States and other nations may cause disruptions to commerce, reduced economic activity and continued volatility in markets throughout the world. New York Life relies on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While New York Life has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure, its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond its control. The failure of New York Life's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely impact its profitability.

Note 4 - Future Accounting Pronouncements

In July 2013, the FASB issued updated guidance regarding the presentation of unrecognized tax benefits when net operating loss carry-forwards, similar tax losses, or tax credit carry forwards exist. This new guidance is effective for annual reporting periods that begin after December 15, 2013, and should be applied prospectively, with early application permitted. This guidance is not expected to have a significant effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

In February 2013, the FASB issued new guidance regarding joint and several liabilities. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. This new guidance is effective for annual reporting periods that begin after December 15, 2013 and is not expected to have a significant effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

Note 5 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1 Fair value is based on unadjusted quoted prices for identical assets and liabilities in an active market. Active markets are defined as a market which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established and well-documented process for determining fair value. Security pricing is applied using a hierarchy approach whereby publically available prices are first sought from third-party pricing services. The Company performs various analyses to ascertain that the prices represent fair value. Examples of procedures performed include, but are not limited to, back testing recent trades, monitoring trading volumes, and performing variance analysis of monthly price changes using different thresholds based on asset type. The Company also performs an annual review of all third-party pricing services. During this review, the Company obtains an understanding of the process and sources used by the pricing service, the frequency of updating prices, and the controls that the pricing service uses to ensure that their prices reflect market assumptions. The Company also selects a sample of securities and obtains a more detailed understanding from each pricing vendor regarding how they derived the price assigned to each security. Where inputs or prices do not reflect market participant assumptions, the Company will challenge these prices and apply different methodologies that will enhance the use of observable inputs and data.

(In thousands)

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2013:

	2013			
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 19,509	$ -	$ -	$ 19,509
Cash Equivalents	-	25,999	-	25,999
Total assets accounted for at fair value on a recurring basis	$ 19,509	$ 25,999	$ -	$ 45,508

Transfers between levels
During the twelve months ended December 31, 2013, there were no transfers between Levels 1 and 2. There were no level 3 assets or liabilities during the year and no transfers into or out of level during the year.

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are valued using unadjusted quoted prices in active markets that are readily and regularly available and are classified as Level 1.

Cash Equivalents
These include Treasury bills, commercial paper and other highly liquid instruments. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Note 6 - Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations. Funds received have been recorded as capital contributions on the Statement of Changes in Member's Equity.

(In thousands)

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. For the year ended December 31, 2013, the Company was charged $123,536 thousand in accordance with the terms of these agreements.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds (The MainStay Funds, MainStay VP Funds Trust ("VP Funds"), MainStay Funds Trust, Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund). The amounts receivable under these agreements are included in receivable from affiliated mutual funds on the accompanying Statement of Financial Condition.

As distributor of the Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the Funds.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain Funds under each of the Plans. Distribution fees for 2013 were $35,751 thousand of which $3,571 thousand was receivable at December 31, 2013.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain Funds as compensation for services rendered to shareholders of the Funds and the maintenance of shareholder accounts. Service fees for 2013 were $55,818 thousand of which $5,295 thousand was receivable at December 31, 2013.

The Company receives a CDSC fee on certain redemptions of products it distributes for which no initial sales charge was received, at rates which decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. Total redemption fees for 2013 were $2,590 thousand of which $243 thousand was receivable at December 31, 2013.

The Company receives an initial sales charge on sales of certain Fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. Concessions for 2013 were $43,423 thousand.

(In thousands)

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. The total amount of the fees for the year 2013 amounted to $29,949 thousand, included in affiliated service fees and other fees on the Statement of Operations, of which $2,801 thousand was payable at December 31, 2013.

The Company has entered into an agreement with NYLINK Insurance Agency Incorporated ("NYLINK"), an affiliate, for the referral of third parties interested in purchasing corporate owned life insurance policies offered through NYLINK. During 2013, the Company received fees amounting to $326 thousand with respect to such referrals, of which $1 thousand was receivable at December 31, 2013 and is included in receivable from affiliates on the accompanying Statement of Financial Condition.

In connection with agreements the Company has with certain financial intermediaries, the Company receives from NYLIM Service Company LLC ("NYLIM Services"), an affiliate, a fee attributable to that portion of the administrative and support fees charged to the Funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. Such fees amounted to $5,236 thousand for the year ended December 31, 2013, of which $608 thousand was receivable at December 31, 2013 and is included in receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. Such payments amounted to $424 thousand in 2013. The Company has a payable to MacKay Shields of $86 thousand associated with the above mentioned agreements.

The Company made payments for services rendered by New York Life Trust Company, an affiliate, which acts as trustee for various 401(k) small plan clients. Such payments amounted to $19,500 thousand for the year ended December 31, 2013, of which $8 thousand was payable at December 31, 2013 and is included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company have entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. Total commissions paid to Securities in 2013, a portion of which has been capitalized as deferred distribution costs, amounted to $40,998 thousand.

(In thousands)

Payable to Affiliates		
New York Life Investments Management LLC	$	33,259
NYLIFE Securities LLC		2,090
New York Life Insurance Company		403
New York Life Insurance and Annuity Corporation		2,801
MacKay Shields LLC		86
Total	$	38,639

Affiliated Service Fee		
New York Life Insurance and Annuity Corporation	$	29,949
MacKay Shields LLC		424
Other affiliates		29
Total	$	30,402

Note 7 -Taxes

A summary of the components of the income tax benefit for the year ended December 31, 2013, included in the accompanying Statement of Operations is as follows:

Current - federal	$	37,463
Deferred - federal		576
Total Income Tax Benefit	$	38,039

Pursuant to the tax allocation agreement (see Note 3-Significant Accounting Policies), as of December 31, 2013, the Company recorded an income tax receivable from NYLIC of $3,690 thousand.

The Company's actual income tax expense for the year ended December 31, 2013, differs from the expected amount computed by applying the U.S. statutory federal income tax rate of 35% for the following reasons:

Tax benefit at statutory rate	$	38,027
Other		12
Total Income Tax Benefit	$	38,039

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

(In thousands)

The components of the net deferred tax (liability) reported as of December 31, 2013 are attributable to the following temporary differences:

Deferred tax assets:		
Depreciation	$	12
Gross deferred tax asset		12
Deferred tax liabilities:		
Deferred distribution costs- B Shares		(4,724)
Unrealized investment gain		(33)
Gross deferred tax liabilities		(4,756)
Net deferred tax liability	$	(4,744)

As of December 31, 2013, the Company had no federal net operating or capital loss carry forwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely examined by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits.

The Company did not have any uncertain tax positions as of December 31, 2013.

Note 8 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250 thousand. At December 31, 2013, the Company had net capital, as defined under such rules, of $6,092 thousand which was $5,842 thousand in excess of its required net capital of $250 thousand.

Note 9 - Subsequent Events

As of February 25, 2014, the date these financial statements were available to be issued, there have been no events occurring subsequent to the close of the books or accounts for these statements that would have a material effect on the financial condition of the Company.

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